

460 Admiral Boulevard
Mississauga, Ontario, L5T 3A3
Tel: (905) 670-7777
Fax: (905) 670-7915
E-mail: cfm@cfmmajestic.com
Website: www.cfmcorp.com

PRESS RELEASE   **SYMBOL: CFM-TSE**

CFM CORPORATION ANNOUNCES RECORD SALES AND INCREASED EARNINGS FOR 3rd QUARTER OF FISCAL 2003

MISSISSAUGA, ONTARIO – August 1, 2003– CFM Corporation ("CFM") announced today its financial results for the third quarter and nine months ended June 28, 2003. Sales for the third quarter increased 13% to $172 million from $152 million in the third quarter last year with sales for the nine months rising 27% to $500 million from $393 million in the corresponding period last year. Excluding the impact of exchange rate fluctuations on the translation of CFM's U.S. dollar revenues, sales grew 21% in the quarter and 31% for the nine months ended June 28, 2003 compared to the same period a year ago. Net income for the quarter increased 38% to $10.1 million compared to the third quarter last year. Year-to-date net income of $31 million was up 13% from $28 million in the corresponding nine months of the prior year. Earnings per share ("EPS") were $0.25 for the quarter, an increase of $0.07 when compared to the third quarter of the prior year. Management estimates that third quarter EPS was negatively impacted by $0.02 to $0.04 per share as a result of the strengthening Canadian dollar. EPS for the nine months ended June 28, 2003 were $0.77 compared to $0.70 for the nine months of fiscal 2002. Management believes year-to-date EPS was negatively impacted by $0.03 to $0.05 per share as a result of the stronger Canadian dollar relative to the U.S. dollar.

Financial Highlights

($millions, except per share amounts)	Three Months Ended		Nine Months Ended	
	June 28, 2003	**June 29, 2002**	**June 28, 2003**	**June 29, 2002**
Net Sales	171.8	152.5	500.1	393.3
Gross Profit	44.8	39.1	139.6	119.5
Net Income	10.1	7.3	31.0	27.5
Earnings per share	0.25	0.18	0.77	0.70
EBITDA (see definition below)	21.4	15.8	64.5	54.4

"We are pleased with the significant real growth in sales we achieved this quarter", said Colin Adamson, Chairman and Chief Executive Officer of CFM. "We had strong contributions to overall sales from our operations at The Great Outdoors Grill Company and Greenway Home Products. In terms of gross margins, we are having success in improving the operating efficiencies at our Canadian barbeque manufacturing facility, and continue to manage our overall selling costs, and are realizing increased profitability as a result".

Sales by Product Category

($millions)	Three Months Ended		Nine Months Ended	
	June 28, 2003	**June 29, 2002**	**June 28, 2003**	**June 29, 2002**
Hearth and Heating Products	75.8	84.0	301.1	279.9
Barbeque and Outdoor Products	89.8	68.5	187.8	113.4
Water Products	6.2	-	11.2	-
	171.8	152.5	500.1	393.3

Hearth and heating products sales declined 1% in the quarter compared to the prior year before the impact of foreign exchange. On a year to date basis hearth and heating products sales increased 11% compared to the prior year before the impact of foreign exchange.

Barbeque and outdoor product real sales growth before the impact of exchange rate fluctuations was 39% in the quarter and 70% for the nine months ended June 28, 2003 as compared to the same periods a year ago.

EBITDA

Earnings before interest, taxes and amortization ("EBITDA") for the quarter were $21.4 million versus $15.8 million in the corresponding period in the prior year. EBITDA, as a percentage of sales, increased to 12.5% from 10.3% in the third quarter last year. On a year to date basis, EBITDA was $64.5 million, up 18.5% from prior year.

EBITDA is defined as earnings before the taking of any deductions in respect of interest, taxes and amortization. EBITDA is presented before deductions for interest expense, tax expense and amortizations to provide financial statement users a measure of CFM's earnings available to provide for these costs. EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations as follows:

EBITDA

	For the three months ended		For the nine months ended	
	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002
Net income for the period	10.1	7.3	31.0	27.5
Amortization	4.1	3.5	12.4	9.8
Interest income	-	-	(0.2)	(0.2)
Interest expense	2.1	2.2	6.2	5.2
Income taxes	5.1	2.8	15.1	12.1
EBITDA	21.4	15.8	64.5	54.4

EBITDA is not a recognized measure for financial statement presentation under Canadian generally accepted account principles ("GAAP"). Non-GAAP earnings measures (such as EBITDA) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider this earnings measure in the context of CFM's GAAP results, as provided in the attached summary financial statements.

Cash Flows Provided by Operating Activities

Cash flows generated in operating activities in the quarter were $3.7 million, a decrease of $5.5 million from the $9.2 million generated in the third quarter of 2002. Cash flows generated by operating activities for the nine months ended June 28, 2003 were $37.3 million, a decrease of 19% from $45.7 million in the prior year.

Net Bank Debt

Net bank debt increased in the quarter to $175.8 million, up $4.5 million from March 29, 2003. On a year to date basis, net bank debt decreased by $5.8 million from $181.6 million at September 28, 2002.

Net bank debt is defined as outstanding external debt plus bank indebtedness less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

Net bank debt is not a recognized measure for financial statement presentation under Canadian generally accepted account principles ("GAAP"). Non-GAAP financial measures (such as net bank debt) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider this financial measure in the context of CFM's GAAP results, as provided in the attached summary financial statements.

Weighted Average Shares Outstanding

The weighted average shares outstanding decreased by 340,000 shares to 40,155,000 as compared to 40,495,000 shares outstanding in the quarter ended June 29, 2002. The decrease is primarily due to the repurchase of 725,700 shares under the Normal Course Issuer Bid offset by the issuance of 126,494 shares on April 24, 2003 as part of a deferred payment due by CFM in connection with its previous acquisition of Greenway Home Products Inc., and 235,175 shares issued in connection with stock options exercised. CFM did not repurchase any common shares in the quarter. On a year to date basis, 685,600 shares have been repurchased at an average price of $11.78.

2003 Outlook

Despite the previously announced loss of hearth product placement for the upcoming selling season at a significant customer, management of the Company believes that CFM remains well positioned to achieve its revised objectives for the current fiscal year. While the previously announced loss of hearth products business will negatively impact the Company's sales in the upcoming fourth quarter and first quarter of fiscal 2004, the Company has been successful in securing new customers for its products and continues to pursue opportunities to expand its sales and replace this lost business.

CFM confirms the revised annual revenue and earnings guidance previously given and continues to expect revenues for the current year in the range of $650 million to $675 million and earnings per share in the range of $1.00 to $1.05.

CFM's full financial statements for the quarter ended June 28, 2003, together with the notes thereto and the related management's discussion and analysis, will be filed on SEDAR at www.sedar.com and posted on CFM's website, www.cfmcorp.com.

* * * * *

This press release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence, the level of housing starts and demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in detail in CFM's Annual Information Form dated February 10, 2003 and in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this press release are made as of August 1, 2003 and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

CFM is a leading vertically integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a line of hearth and space heating products, barbecue and outdoor products and water and air purification products. CFM maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

FOR FURTHER INFORMATION CONTACT:

COLIN M. ADAMSON   J. DAVID WOOD
Chairman and Chief Executive Officer   Vice President and Chief Financial Officer
(905) 670-7777   (905) 670-7777

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In thousands of dollars, unaudited)

As at	June 28, 2003 $	June 29, 2002 $	Sept. 28, 2002 $
ASSETS			
Current			
Cash and cash equivalents	8,098	3,431	11,720
Accounts receivable	122,353	106,204	156,064
Inventory	126,408	123,427	118,232
Prepaid and other expenses	3,518	2,942	4,123
Income taxes recoverable	5,285	5,487	—
Future income taxes	10,573	7,471	9,588
Total current assets	276,235	248,962	299,727
Capital assets, net	106,621	110,564	116,376
Other assets	5,511	7,148	6,780
Goodwill, net	212,651	227,032	232,716
Intangible assets	7,259	7,907	8,298
Future income taxes	657	1,032	888
Total assets	608,934	602,645	664,785
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Bank indebtedness	13,299	3,262	19,279
Accounts payable and accrued liabilities	67,740	60,636	79,152
Current portion of long-term debt	15,204	15,992	16,338
Current portion of note payable	8,688	14,644	14,722
Income taxes payable	—	—	1,370
Future income taxes	2,109	3,227	205
Total current liabilities	107,040	97,761	131,066
Long-term debt	155,411	156,435	157,695
Note payable	—	8,688	4,978
Future income taxes	25,511	21,559	27,662
Total liabilities	287,962	284,443	321,401
Minority interest	29	14	8
Shareholders' equity			
Share capital	162,590	161,619	161,498
Retained earnings	182,136	142,535	156,501
Cumulative translation adjustment	(23,783)	14,034	25,377
Total shareholders' equity	320,943	318,188	343,376
Total liabilities and shareholders' equity	608,934	602,645	664,785

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(In thousands of dollars except for earnings per share, unaudited)

	Three Months Ended		Nine Months Ended	
	June 28, 2003	**June 29, 2002**	**June 28, 2003**	**June 29, 2002**
	$	$	$	$
Sales	171,797	152,457	500,111	393,278
Cost of sales	127,006	113,313	360,539	273,813
Gross profit	44,791	39,144	139,572	119,465
Expenses				
Selling and administrative, research and development	23,356	23,387	75,101	65,055
Amortization	4,091	3,522	12,386	9,814
Interest income	(23)	(76)	(163)	(198)
Interest expense on long term debt	2,169	2,229	6,191	5,162
	29,593	29,062	93,515	79,833
Income before income taxes	15,198	10,082	46,057	39,632
Income taxes	5,108	2,783	15,059	12,122
Net income for the period	10,090	7,299	30,998	27,510
Retained earnings, beginning of period	172,046	135,554	156,501	119,942
Options repurchased [1]	—	(318)	—	(2,256)
Premium on repurchased common shares	—	—	(5,363)	(647)
Goodwill impairment	—	—	—	(2,014)
Retained earnings, end of period	182,136	142,535	182,136	142,535
Earnings per share	0.25	0.18	0.77	0.70
Diluted earnings per share	0.25	0.18	0.76	0.68

[1] Net of tax of   —   188   —   1,377

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In thousands of dollars, unaudited)

	Three Months Ended		Nine Months Ended	
	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002
	$	$	$	$
Cash flows from operating activities				
Net income for the period	10,090	7,299	30,998	27,510
Add (deduct) items not involving cash				
Amortization	4,091	3,522	12,386	9,814
Future income taxes	5,085	3,014	4,842	7,700
Minority interest	(12)	(17)	20	(6)
Loss on disposal of capital assets	—	143	16	136
Non-cash interest on Keanall note payable	60	239	238	239
	19,314	14,200	48,500	45,393
Change in non-cash working capital	(15,641)	(5,042)	(11,226)	343
Cash flows provided by operating activities	3,673	9,158	37,274	45,736
Cash flows from investing activities				
Acquisitions, net of cash acquired	(3,926)	(17,131)	(4,262)	(27,507)
Purchase of capital assets	(2,278)	(5,568)	(10,345)	(16,519)
Development costs	(68)	—	(373)	—
Proceeds on disposal of capital assets	—	41	42	57
Cash flows used in investing activities	(6,272)	(22,658)	(14,938)	(43,969)
Cash flows from financing activities				
Repayment of non-revolving term facility	(3,750)	(3,750)	(17,055)	(11,280)
Revolving term facility, net	13,945	25,510	14,957	32,236
Bank indebtedness	1,716	(18,795)	(5,309)	(12,468)
Repayment of note payable	(3,750)	(3,750)	(11,250)	(6,250)
Repurchase of common shares	—	—	(8,089)	(1,119)
Options repurchased	—	(507)	—	(3,500)
Issuance of common shares	1,332	45	1,954	76
Cash flows provided by (used in) financing activities	9,493	(1,247)	(24,792)	(2,305)
Effect of foreign currency translation on cash and cash equivalents	(436)	(195)	(1,166)	(297)
Net increase (decrease) in cash and cash equivalents during the period	6,458	(14,942)	(3,622)	(835)
Cash and cash equivalents, beginning of period	1,640	18,373	11,720	4,266
Cash and cash equivalents, end of period	8,098	3,431	8,098	3,431